Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

November 9, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2016.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 9, 2016

SCHEDULE "A"
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	November 9, 2016
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Reports Third Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the third quarter ended September 30, 2016. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

THIRD QUARTER 2016 HIGHLIGHTS
(compared to Third Quarter 2015)

•	Silver equivalent production increased 27% to 4.5 million ounces

•	Silver production increased 20% to 3.1 million ounces - a new quarterly record

•	All-in sustaining costs (“AISC”) decreased 27% to $10.52 per payable silver ounce

•	Revenues increased 78% to $79.3 million

•	Realized average silver price increased 30% to $19.72 per ounce

•	Mine operating earnings increased 656% to $20.0 million

•	Net earnings increased 556% to $8.1 million (Basic EPS of $0.05)

•	Adjusted earnings, excluding non-cash and non-recurring items, increased 254% to $11.7 million (Adjusted EPS of $0.07)

•	Operating cash flows before working capital and taxes increased 319% to $35.4 million or $0.22 per share (non-GAAP)

•	Cash costs decreased 33% to $5.84 per payable silver ounce (net of by-product credits)

•	Cash and cash equivalents totaled $122.5 million at the end of the quarter, representing a $14.3 million increase compared to the previous quarter

“Cash generation accelerated during the quarter due to our ongoing disciplined cost management and higher silver prices,” stated Keith Neumeyer, President and CEO of First Majestic. “Our third quarter AISC came in well below guidance at $10.52 per ounce. The reduction in costs were driven primarily by renegotiated smelting and refining agreements, the continued weakness in the Mexican Peso, and record production of silver. In addition, the Company realized an average silver price of $19.72 per ounce, which is the highest price achieved in the past 10 quarters. We have already achieved 80% of our annual production guidance and continue to make great progress towards achieving our financial and strategic objectives for the year.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	Q3-2016	Q2-2016	Change	Q3-2015	Change	2016-YTD
Operational
Ore Processed / Tonnes Milled	838,233	798,182	5%	675,032	24%	2,426,007
Silver Ounces Produced	3,114,627	2,844,930	9%	2,593,309	20%	9,033,731
Silver Equivalent Ounces Produced	4,524,619	4,681,608	(3%)	3,558,035	27%	14,289,323
Cash Costs per Ounce (1)	$5.84	$6.41	(9%)	$8.77	(33%)	$5.73
All-in Sustaining Cost per Ounce (1)	$10.52	$10.97	(4%)	$14.41	(27%)	$10.11
Total Production Cost per Tonne (1)	$43.11	$44.97	(4%)	$41.81	3%	$43.60
Average Realized Silver Price per Ounce ($/eq. oz.) (1)	$19.72	$17.01	16%	$15.16	30%	$17.18
Financial (in $millions)
Revenues	$79.3	$66.1	20%	$44.7	78%	$211.9
Mine Operating Earnings (Loss) (2)	$20.0	$9.9	101%	($3.6)	656%	$39.3
Earnings (loss) before Income Taxes	$13.4	$9.2	45%	($6.6)	301%	$24.0
Net Earnings (Loss)	$8.1	$6.1	33%	($1.8)	556%	$6.8
Operating Cash Flows before Working Capital and Taxes (2)	$35.4	$23.5	51%	$8.4	319%	$83.8
Cash and Cash Equivalents	$122.5	$108.2	13%	$26.1	369%	$122.5
Working Capital (Deficit) (1)	$143.8	$119.1	21%	($13.0)	1,206%	$143.8
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.05	$0.04	29%	($0.01)	440%	$0.04
Adjusted EPS (1)	$0.07	$0.03	139%	($0.06)	215%	$0.13
Cash Flow per Share (1)	$0.22	$0.15	47%	$0.07	213%	$0.53

(1)
The Company reports non-GAAP measures which include cash costs per ounce, all-in sustaining cost per ounce, total production cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

FINANCIAL REVIEW

The Company realized an average silver price of $19.72 per ounce during the third quarter of 2016, representing a 30% increase compared with the third quarter of 2015 and a 16% increase compared to $17.01 in the prior quarter.
Revenues generated in the third quarter totaled $79.3 million, an increase of $34.6 million or 78% compared to $44.7 million in the third quarter of 2015. The increase in revenue was primarily due to a 30% increase in average realized silver price and a 30% increase in silver equivalent ounces sold as a result of production from the Santa Elena mine, which was acquired in October 2015.
Mine operating earnings were $20.0 million in the quarter compared to a loss of $3.6 million in the third quarter of 2015. The increase in mine operating earnings was primarily driven by a 27% increase in production and a 30% increase in silver prices.
Cash flow from operations before movements in working capital and income taxes was $35.4 million ($0.22 per share) during the quarter, representing a 319% increase compared to $8.4 million ($0.07 per share) in the third quarter of 2015.
The Company generated net earnings of $8.1 million (earnings per share of $0.05) in the third quarter compared to net loss of $1.8 million (loss per share of $0.01) in the third quarter of 2015. Excluding all non-cash and non-recurring items, the Company generated adjusted earnings of $11.7 million ($0.07 per share) during the quarter.
The Company’s treasury increased 13% to $122.5 million by the end of the quarter, reflecting a $14.3 million increase compared to the prior quarter. Additionally, the Company’s working capital position increased 21% to $143.8 million compared to $119.1 million at the end of the prior quarter.
On July 12, 2016, the Company entered into a debt settlement agreement with First Mining Finance Corp. (“First Mining”) to settle $1.2 million in loan receivables. Pursuant to the agreement, First Mining settled $0.5 million of the debt through issuance of 820,440 of its common shares at a deemed price of CAD$0.80 per share. The remaining balance of $0.7 million will be paid in cash in twelve equal monthly cash payments, of which $0.2 million has been received.

OPERATIONAL HIGHLIGHTS

The table below represents the quarterly operating and cost parameters at each of the Company’s six producing silver mines.

Third Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	241,996	247,858	147,414	86,646	75,228	39,092	838,233
Silver Ounces Produced	671,423	685,478	547,913	446,137	500,441	263,235	3,114,627
Silver Equivalent Ounces Produced	1,430,506	687,841	739,026	707,524	562,096	397,627	4,524,619
Cash Costs per Ounce	($0.81)	$11.20	$7.70	$3.41	$7.05	$6.93	$5.84
All-in Sustaining Cost per Ounce	$1.82	$12.81	$10.65	$6.01	$9.92	$13.60	$10.52
Total Production Cost per Tonne	$44.75	$30.18	$41.20	$48.15	$59.39	$79.68	$43.11

Total production for the quarter was 4.5 million silver equivalent ounces consisting of 3.1 million ounces of silver, 14,452 ounces of gold, 8.0 million pounds of lead and 1.5 million pounds of zinc. Compared to the previous quarter, total production decreased by 3% primarily due to lower by-product production at the La Parrilla and Santa Elena mines due to planned mine sequencing, as well as a decline in the silver equivalent conversion ratio as a result of the price of silver outperforming other metals during the quarter.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce (after by-product credits) for the quarter was $5.84 per payable ounce of silver, representing a 9% decrease compared to the prior quarter. The decrease in cash cost per ounce was primarily the result of the increase in silver production, as well as renegotiated smelting and refining agreements that were effective on July 1, 2016, which contributed to a 34% decrease in smelting and refining costs, which were partially offset by a 10% increase in electricity cost from the national power grid. Compared to the same quarter of 2015, cash cost per ounce decreased 33% from $8.77 per ounce. The decrease in cash cost per ounce was primarily the result of the foreign exchange effect of the weaker Mexican Peso, as well as ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in significant cost savings in contractor, haulage, energy and reagents. Santa Elena, the Company’s recently acquired mine, had a negative cash cost of ($0.81) per ounce, which also contributed to the significant reduction in the Company’s consolidated cash cost.
Consolidated AISC for the quarter was $10.52 per ounce, representing a 4% decrease compared to the previous quarter and well below the Company’s guidance of $11.50 to $12.35 per ounce. The decrease in AISC was primarily attributed to a $0.57 decrease in cash cost per ounce in the third quarter, even though sustaining capital expenditures increased by $0.26 per ounce to catch up with increased underground development and exploration program targets. Compared to the same quarter of the prior year, AISC decreased by 27% or $3.89 per ounce compared to $14.41 per ounce. AISC decreased significantly due to a $2.93 reduction in cash costs per ounce, as well as a $1.00 per ounce decrease in sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.82 per ounce in the quarter.
Total capital expenditures in the third quarter were $20.7 million, an increase of 108% compared to the prior quarter, primarily consisting of $4.9 million at Santa Elena, $2.7 million at La Encantada, $3.3 million at La Parrilla, $5.3 million at Del Toro, $2.0 million at San Martin and $2.5 million at La Guitarra. The increase in capital expenditures is the result of the Company’s plan to expand its underground development and exploration budgets in the second half of 2016.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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